Exhibit 4.1
Amendment No. 1 to Stockholders Agreement
by and among
TRAEGER, INC.
and
THE STOCKHOLDERS NAMED HEREIN
Dated as of April 30, 2024

This First Amendment (the “First Amendment”) to that certain Stockholders Agreement, entered into on July 28, 2021 (the “Original Stockholders Agreement”), is dated as of April 30, 2024, and entered into by and among (i) Traeger, Inc., a Delaware corporation (the “Issuer”); (ii) AEA Investors Fund VI LP, a Cayman Islands exempted limited partnership (“AEA VI”); (iii) AEA TGP Holdco LP (the “AEA Stockholders”); (iii) 2594868 Ontario Limited (the “OTPP Stockholder”); (iv) TCP Traeger Holdings SPV LLC, a Delaware limited liability company (the “TCP Stockholder”); and (v) any other Person who becomes a party thereto pursuant to Article V thereof (each, such Person, the AEA Stockholder, the OTPP Stockholder and the TCP Stockholder, a “Stockholder” and such Person collectively with the AEA Stockholders, the OTPP Stockholder and the TCP Stockholder, the “Stockholders”).
RECITALS
    WHEREAS, the Issuer and Stockholders entered into the Original Stockholders’ Agreement on July 28, 2021 and now desire to amend it on the terms and conditions set forth herein.
    WHEREAS, Section 3.1 of the Original Stockholders Agreement provides for certain matters that require the consent of the Stockholders pursuant to the terms and conditions described therein.
NOW, THEREFORE, in consideration for the mutual covenants and agreements set forth herein, and for other good valuable consideration the receipt and sufficiency of which hereby acknowledged, the Issuer and Stockholders hereby agree to amend the Original Stockholders’ Agreement pursuant to Section 5.1 thereof as follows:
1.Amendments
Section 3.1 of the Original Stockholders Agreement is hereby deleted in its entirety and replaced as follows (with changes underlined and bolded below):
Section 3.1. Matters Requiring Consent. Notwithstanding anything herein or in the Certificate of Incorporation to the contrary, the Issuer and its Subsidiaries shall not, directly or indirectly, by amendment, merger, consolidation or otherwise, take any of the actions set forth below without the prior written consent of (i) the AEA Stockholders, to the extent the AEA Stockholders are entitled to designate two (2) AEA Designees as of the date of such proposed action; (ii) the OTPP Stockholder, to the extent the OTPP Stockholder is entitled to designate two (2) OTPP Designee as of the date of such action; and/or (iii) the TCP Stockholder, to the extent the TCP Stockholder is entitled to designate two (2) TCP Designee as of the date of such action, in each case, so long as the number of Shares collectively Beneficially Owned by the AEA Stockholders, the OTPP Stockholder and the TCP Stockholder, as of the date of such proposed action, is at least thirty percent (30%) of the aggregate number of Shares outstanding immediately following the consummation of the IPO:
(a) increase or decrease the authorized number of Directors constituting the Board or the board of directors of any Subsidiary;

(b) terminate or appoint a Chief Executive Officer of the Issuer;
(c) in respect of the Issuer or any of its significant subsidiaries (as such term is defined under Rule 1-02(w) of Regulation S-X), initiate any voluntary election to wind up, liquidate or dissolve or to commence bankruptcy, insolvency, reorganization or relief proceedings or adopt a plan with respect thereto or admit in writing an inability to pay any indebtedness;
(d) acquire or dispose, or agree to acquire or dispose, of any assets or any business enterprise or division thereof, or invest in or enter into, any joint venture, alliance or other strategic or similar transaction, or agree to invest in or enter into any such transaction, for consideration in excess of two-hundred and fifty million ($250.0 million) in any single transaction or series of related transactions; or
(e) enter into or effect a Change in Control.
For the avoidance of doubt, this Section shall not prevent the Issuer and its Subsidiaries from taking any of the actions set forth in any of the foregoing subsections (a)–(e) in the event that the Board of Directors should reasonably determine that permitting such action without first receiving the prior written consent of the Stockholders is necessary to comply with its fiduciary duties under Delaware law. If the Board of Directors determines to cause the Issuer and/or its Subsidiaries to take any action described in subsections (a)–(e) above without having received the prior written consent contemplated by this Section, it shall provide the Stockholders with reasonable notice and a reasonable opportunity to be heard at a meeting of the Board of Directors before such action is authorized, unless the Board of Directors reasonably determines that doing otherwise is necessary to comply with its fiduciary duties under Delaware law.
2. Miscellaneous
Except as specifically amended and restated herein with respect to Section 3.1, the Original Stockholders Agreement is hereby ratified and confirmed and shall remain in full force and effect in accordance with its terms, including terms used but not defined in Section 3.1 above.
This First Amendment shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.
This First Amendment may be executed in separate counterparts, each of which will be an original and all of which together shall constitute one and the same agreement binding on all the parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this First Amendment on the day and year first above written.

TRAEGER, INC.

By:	/s/ Jeremy Andrus

Name:	Jeremy Andrus
Title:	Chief Executive Officer

AEA TGP Holdco LP

By: AEA Fund VI Stockholder Representative Corp.
Its: General Partner

By:	/s/ Barbara L. Burns

Name:	Barbara L. Burns
Title:	Vice President

2594868 ONTARIO LIMITED

By:	/s/ Harjit Shoan

Name:	Harjit Shoan
Title:	Managing Director

TCP TRAEGER HOLDINGS SPV LLC

By:	/s/ Giulianna Ruiz

Name:	Giulianna Ruiz
Title:	Vice President